Exhibit 99.1

Pediment Announces Adoption of Restricted Share Unit Plan, Enters into Consulting Service Agreements

Vancouver, BC, September 14, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) (“the Company”) announces that on September 13, 2010, the Board of Directors of the Company approved and adopted a Restricted Share Unit Plan (the “RSU Plan”), subject to acceptance by the Toronto Stock Exchange and disinterested shareholder approval, which is expected to be sought at the Company’s next shareholders’ meeting. Full particulars of the RSU Plan will be fully described in a proxy circular in advance of the meeting.

The purpose of the RSU Plan is to enhance the Company’s ability to attract and retain individuals with experience and ability to serve as directors, officers, employees and consultants of the Company.  In addition, the RSU Plan is intended to promote the alignment of interests between the Company’s shareholders and such individuals by allowing them to participate in the success of the Company.

The RSU Plan becomes part of the Company’s existing overall equity-based compensation plan where the maximum number of common shares available for issuance in the aggregate under the RSU Plan and the Company’s existing Share Option Plan will be capped at a maximum of 10% of the number of common shares of the Company issued and outstanding at the time of grant.

On September 9, 2010, the Company entered into consulting services agreements with two of its directors, Peter Mordaunt and William Faust, (the “Consultants”), pursuant to which the Consultants will provide the Company with mining exploration and development technical and business advisory services in connection with the planned development of the Company’s San Antonio project located in Baja California Sur, Mexico.  The agreements are for a term of five years.

Under the terms of the agreements, the Company will pay to each of the Consultants: (i) cash consulting fees for any time during the currency of the agreements during which services are rendered by the Consultants to the Company; and, if and when the Company institutes the RSU Plan, 300,000 restricted share units (RSUs) to each consultant entitling them each to acquire 300,000 fully paid and non-assessable shares of the Company. One half of the proposed RSUs would not vest unless and until the Company receives an independently prepared bankable feasibility study supporting the development of a mine at the Company’s San Antonio project.

If the Company does not grant RSUs to the Consultants or if the proposed RSU plan does not receive the required acceptances and approvals, then the Company has agreed to make lump sum cash payments to the Consultants in an amount that equates to the market value of the securities that would have otherwise been issuable to the Consultants pursuant to the RSUs.

Pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the issuance of RSUs to the Consultants constitutes a “related party transaction” as the Consultants are directors of the Company. The Company has determined that exemptions from the formal valuation and minority approval requirements of MI 61-101 are available for the issuance of the RSUs to the Consultants (Fair Market Value not more than 25% of Market Capitalization).  Since the RSU issuance to the Consultants would involve an issuance of no more than 300,000 shares of the Company, little effect on the Company’s business and affairs is expected from the issuance. The arrangements with the Consultants have been approved by an independent committee of the directors of the Company, which committee did not include either of the Consultants.

For additional information, please contact Gary Freeman or Michael Rapsch at 604.682.4418.

PEDIMENT GOLD CORP.

Gary Freeman

President & Chief Executive Officer

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Forward-Looking Statement Caution:

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the institution of a restricted share unit plan to supplement the Company’s existing equity-based compensation arrangements.  Such statements include, without limitation, the presentation of an RSU plan to the Company’s shareholders at a general meeting and its need for acceptance by the TSX.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability to secure the necessary stock exchange acceptance or disinterested shareholder approval for amendments to its equity-based compensation arrangements.  The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.  Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

PEDIMENT GOLD CORP.

Suite 680, 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: 604.682.4418   Fax: 604.669.0384